August 3, 2011

VIA EDGAR

Mr. Parker Morrill

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Sprague Resources LP

Registration Statement on Form S-1

Filed July 27, 2011

File No. 333-175826

Dear Mr. Morrill,

On behalf of Sprague Resources LP (the “Registrant,” “we,” “our” or “us”), and in connection with the review by the Staff (the “Staff”) of the Securities and Exchange Commission, the following provides additional detail regarding the Registration Statement on Form S-1 File No. 333-175826 (the “Registration Statement”) filed on July 27, 2011.

1.	Timing of Effectiveness – For purposes of the Registration Statement, we have assumed that the Staff will not clear the Registrant to request effectiveness on the Registration Statement until at least September 2011. Accordingly, in providing the Staff with a twelve month projection of cash available for distribution, as is commonplace in registration statements for initial public offerings of master limited partnerships, we have established such projection period to cover the twelve month period ending September 30, 2012. While we understand that the Staff has at times expressed concerns about providing projections in excess of one year, we believe that we have a reasonable basis for such projections and undertake to update the Registration Statement for any changes in such projection in future amendments.

2.

Certain Acknowledgements Regarding Future Filings – Given the anticipated timing of effectiveness of the Registration Statement, we acknowledge that certain items must be addressed at various stages of the registration process. As you will see, certain exhibits to the Registration Statement were not filed with the July 27th filing. Such exhibits represent those that are currently available for filing, and we will undertake to file with future amendments to the Registration Statement all other omitted exhibits. Additionally, we acknowledge that we will be required to fill in all blanks other than those that contain information that we are allowed to omit at the time of effectiveness pursuant to Rule 430A. Particularly, we acknowledge that certain of the information to be included in the

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Registration Statement will be derived from a midpoint of a range for the potential initial public offer price per common unit to be set forth on the cover page of the prospectus forming a part of the Registration Statement (the “Prospectus”). We acknowledge each such requirement and will undertake to provide such exhibits and include such information at a time to allow for sufficient review by the Staff, and for us to respond to any comments that may result from such review, prior to requesting effectiveness of the Registration Statement.

Additionally, we acknowledge that, prior to effectiveness, a representative of the New York Stock Exchange (the “NYSE”) must call the Staff, or provide a copy of a letter from the NYSE, confirming that the common units have been approved for listing on the NYSE subject to notice of official issuance. Furthermore, we acknowledge that, prior to effectiveness, the Staff must receive a copy of the letter, or a call, from the Financial Industry Regulatory Authority (“FINRA”) stating that FINRA has finished its review and how no additional concerns with respect to any proposed underwriting arrangements relating to the offering of common units described in the Prospectus (the “Offering”). Accordingly, we undertake to submit to the Staff an authorization letter from the NYSE (or arrange a call from a representative thereof) and a no objections letter from FINRA (or arrange a call from a representative thereof) prior to effectiveness of the Registration Statement. We will also update our disclosure in the Registration Statement relative to the status of our listing process with the NYSE in future amendments as appropriate.

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Please direct any questions that you have with respect to the foregoing to Adorys Velazquez at (212) 237-0036 (avelazquez@velaw.com) or Catherine Gallagher at (202) 639-6544 (cgallagher@velaw.com). Please distribute any comments of the Staff relating to the Registration Statement to myself (pscoff@spragueenergy.com) and Ms. Velazquez.

Sincerely,

/s/ Paul A. Scoff
Paul A. Scoff
Vice President, General Counsel, Chief Compliance Officer and Secretary of Sprague Resources GP LLC

cc:	Gary A. Rinaldi (Sprague Resources GP LLC)

Adorys Velazquez (Vinson & Elkins L.L.P.)

Catherine S. Gallagher (Vinson & Elkins L.L.P.)